Exhibit 99.1

SciSparc and Clearmind Medicine Inc. Collaboration Yields Positive Results for its Psychedelic Combination Treatment

Pre-clinical trials based on the proprietary combination demonstrate significant suppressive effect on alcohol consumption

TEL AVIV, Israel, May 24, 2022 (GLOBE NEWSWIRE) --  SciSparc Ltd. (NASDAQ: SPRC), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced positive safety profile results from its joint pre-clinical trial with Clearmind Medicine Inc. (“Clearmind”) (CSE: CMND), (OTC: CMNDF), (FSE: CWY0), a psychedelic pharmaceutical company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems. The trial tested the proprietary combination of SciSparc’s CannAmide™ with Clearmind’s psychedelic molecule, MEAI, for alcohol consumption.

A histopathology assessment was conducted on several organs (heart, lungs, liver, kidneys, brain, pancreas, spleen, and thyroid gland) from all experiment groups (n=3-5 per group) to determine the safety of the proprietary combination of MEAI and CannAmide™ versus control (mice) that were not exposed to alcohol). The severity of changes was scored by a 5-point scale by a qualified blinded toxicologist (Schafer et al., Toxicol Pathol 2018, 46:256-265). The results indicated a high safety profile of the combination treatment with no treatment-related changes observed.

Oz Adler, SciSparc’s Chief Executive Officer, commented, “We are pleased with these latest results that confirm the high safety profile of the psychedelic combination treatment. Previous testing results showed high efficacy potential in treating alcoholism when using this combination. We plan on further exploring the safety and efficacy of combining our technology with Clearmind’s novel molecule.”

Previously announced successful results showed a significant dose dependent effect for the MEAI treatment in reducing alcohol consumption in treated animals, with additional significant effect when combining CannAmide™ with the lower sub-effective MEAI dose.

Results showed that alcohol consumption was significantly reduced following treatment with MEAI at a dose of 40 mg/kg and higher (p<0.01) compared to consumption before treatment. Alcohol consumption was significantly reduced following dual treatment with 25 mg/kg CannAmide™ in addition to MEAI at a dose of 20 mg/kg compared to consumption before treatment. The mice were provided with 20% alcohol solution for 24 hours, three times a week, for seven weeks, and were treated every day with MEAI or MEAI/CannAmide™ during the last two weeks of alcohol treatment. The alcohol consumption was measured by weighing the alcohol bottles before and after; water consumption was measured similarly in parallel.

About SciSparc (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

About Clearmind Medicine

Clearmind Medicine is a new biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder, binge eating and depression.

The Israeli-Canadian company holds several patents for the non-hallucinogenic compound MEAI. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on the Canadian Securities Exchange under the symbol “CMND”, the Frankfurt Stock Exchange under the symbol “CWYO” and on the OTC pink under the symbol “CMNDF”.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits of MEAI treatment and its potential in reducing alcohol consumption of the treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose, and its plans to further explore the safety and efficacy of combining MEAI and CannAmide™. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 , and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055